801 California Street Mountain View, CA 94041	650.988.8500 Fenwick.com

February 25, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attention:    Rebekah Lindsey, Staff Accountant

          Christine Dietz, Senior Staff Accountant

 Re:    Bill.com Holdings, Inc.

           Form 10-K for the Fiscal Year Ended June 30, 2020

           Filed August 31, 2020

           Form 8-K furnished November 5, 2020

           File No. 001-39149

Ladies and Gentlemen:

  On behalf of our client, Bill.com Holdings, Inc. (the “Company”), we are submitting this letter in response to comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated January 29, 2021 and presented in bold italics below, regarding the above-referenced Annual Report on Form 10-K and Current Report on Form 8-K.

Form 10-K for the Fiscal Year Ended June 30, 2020

Management’s Discussion and Analysis of Financial Condition and Results of Operations Non-GAAP Financial Measures, page 58

1.

Please revise the first table on page 58 to disclose the comparable GAAP measure with greater prominence. Also, to avoid giving undue prominence to your non-GAAP financial measures, please move this section so that it follows the results of operations section. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Non-GAAP Compliance and Disclosure Interpretations (“C&DIs”).

  The Company acknowledges the Staff’s comment and advises the Staff that it will disclose the comparable GAAP measure with greater prominence and move this section so that it follows the results of operations section in its future annual and quarterly reports.

Consolidated Financial Statements

Note 2 – Revenue, Performance Obligations, Deferred Revenue and Deferred Costs, page 94

2.

We note that a majority of your remaining performance obligations will be recognized “thereafter.” Considering your multi-year arrangements, please tell us in what periods you expect to recognize the amounts included in “thereafter” and how your current disclosures reflect the appropriate time bands for your arrangements. Refer to ASC 606-10-50-13(b).

United States Securities and Exchange Commission

February 25, 2021

  The Company acknowledges the Staff’s comment and advises the Staff that its contracts with financial institutions, which typically have five-year terms, generally include guaranteed monthly minimum fees for subscription and transaction processing services and additional fees for initial implementation services. The timing of revenue recognition within the next year is dependent on the projected go-live dates of the contracts with the financial institutions, which are based on estimates and subject to a certain level of uncertainty. However, once the contract has been launched, the Company expects that annual revenue from the majority of its contracts with financial institutions will be relatively consistent throughout the contract period. However, at June 30, 2020, almost 70% of the balance of unrecognized performance obligations related to two contracts with one financial institution with a projected go-live date in the second half of calendar 2021. Due to the significance of these contracts in relation to the total balance of unrecognized performance obligations and the uncertainty associated with the timing of the go-live date, any disclosure of the timing of revenue recognition on a more granular basis than currently disclosed could result in material changes in subsequent reporting periods if the go-live date was delayed.

  In response to the Staff’s comment, the Company will revise its disclosure in future quarterly and annual reports as illustrated below:

  As of June 30, 2020, the aggregate amount of transaction price allocated to performance obligations that are unsatisfied (or partially unsatisfied) was $152.3 million. Of this amount, the Company expects to recognize approximately $13.0 million within one year. The timing of revenue recognition within the next year is largely dependent upon the go-live dates of our contracts with our financial institution customers, which are inherently uncertain. Once the services for our significant contracts have launched, we expect the amount of revenue to be recognized for the remaining transaction price will be materially consistent over the next two to five years.

  The Company believes that such a presentation complies with ASC 606-10-50-13(b), and presents an appropriate level of detail for investors to understand the Company’s performance obligations.

Form 8-K furnished November 5, 2020

Exhibit 99.1

Non-GAAP Financial Measures, page 2

3.

Your adjustments for internal use software and deferred costs remove the amortization and add back amounts capitalized in the period, which appears to convert these expenses to a cash basis. Please tell us how you considered whether such adjustments create a tailored accounting principle. Refer to Question 100.04 of the Non-GAAP C&DIs.

United States Securities and Exchange Commission

February 25, 2021

  The Company acknowledges the Staff’s comment and advises the Staff that it will revise its calculation method to remove such adjustments from its calculation of non-GAAP metrics in its future periodic reports and earnings releases.

4.

Notwithstanding the comment above, please tell us how you considered Question 100.01 of the Non-GAAP C&DIs as sales commissions and service costs appear to be normal, recurring cash operating expenses necessary to operate your business.

  The Company acknowledges the Staff’s comment and advises the Staff that it will revise its calculation method to remove such adjustments from its calculation of non-GAAP metrics in its future periodic reports and earnings releases.

Reconciliation of GAAP to Non-GAAP Data, page 7

5.

You present what appears to be a non-GAAP income statement when reconciling non-GAAP measures to the most directly comparable GAAP measures. Please remove this presentation in future filings and revise to reconcile each non-GAAP measure separately. Refer to Question 102.10 of the Non-GAAP Compliance and Disclosure Interpretations.

  The Company acknowledges the Staff’s comment and advises the Staff that it will remove this presentation and revise to reconcile each non-GAAP measure separately in future periodic reports and earnings releases.

  Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (206) 389-4559, or, in his absence, Nicolas H.R. Dumont at (212) 430-2679.

Sincerely,

FENWICK & WEST LLP

/s/ James D. Evans

James D. Evans

cc:	John Rettig, Chief Financial Officer

Raj Aji, General Counsel and Chief Compliance Officer

Bill.com Holdings, Inc.

Dawn H. Belt

Nicolas H.R. Dumont

Michael M. Shaw

Fenwick & West LLP